UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 18, 2020

HAYMAKER ACQUISITION CORP. II

(Exact name of registrant as specified in its charter)

Delaware	001-38931	83-3642865
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

650 Fifth Avenue, Floor 10 New York, New York		10019
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (212) 616-9600

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-third of one Redeemable Warrant	HYACU	The NASDAQ Stock Market LLC
Class A Common Stock, par value $0.0001 per share	HYAC	The NASDAQ Stock Market LLC
Warrants, each exercisable for one share of Class A Common Stock for $11.50 per share	HYACW	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure

On November 12, 2020, Haymaker Acquisition Corp. II (“Haymaker”), Arko Holdings Ltd. (“Arko”) and GPM Investments, LLC (“GPM”) participated in a webinar (the “Webinar”) hosted by SPACInsider and ICR Inc. in connection with Haymaker’s proposed business combination (the “Business Combination”) with Arko / GPM. Attached as Exhibit 99.1 to this Current Report on Form 8-K is a transcript of the presentation given during the Webinar, along with the question and answer period that followed. A replay of the Webinar will be made available on November 18, 2020.

The information in this Item 7.01, including Exhibit 99.1, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of Haymaker under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information contained in this Item 7.01, including Exhibit 99.1.

Additional Information and Where to Find It

ARKO Corp. filed a registration statement on Form S-4 (File No. 333-248711), which includes a prospectus with respect to ARKO Corp.’s securities to be issued in connection with the Business Combination and a proxy statement with respect to Haymaker’s stockholder meeting to vote on the Business Combination (as amended, the “Haymaker proxy statement/prospectus”), with the U.S. Securities and Exchange Commission (the “SEC”). In addition, Arko filed a proxy statement (the “Arko proxy”), which includes reference to the Haymaker proxy statement/prospectus, with the Israel Securities Authority (the “ISA”) on September 22, 2020. ARKO Corp., Haymaker, GPM and Arko urge investors and other interested persons to read the Haymaker proxy statement/prospectus and the Arko proxy, as well as other documents filed with the SEC and the ISA, because these documents will contain important information about the Business Combination. The Haymaker proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of Haymaker as of the record date established for voting on the Business Combination. The Haymaker proxy statement statement/prospectus can be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

Participants in the Solicitation

ARKO Corp., Haymaker, Arko, GPM and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Haymaker stockholders in connection with the Business Combination. Investors and securityholders may obtain more detailed information regarding the names, affiliations and interests of Haymaker’s directors and officers in its Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 19, 2020 and is available free of charge at the SEC’s web site at www.sec.gov.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Haymaker’s stockholders in connection with the Business Combination is also contained in the Haymaker proxy statement/prospectus.

No Offer or Solicitation

These materials shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Business Combination. These materials shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the businesses of ARKO Corp., Haymaker, Arko and GPM may differ from their actual results and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, expectations with respect to future performance, including projected financial information (which was not audited or reviewed by auditors), and anticipated financial impacts of the Empire Petroleum Partners (“Empire”) acquisition or the Business Combination, the satisfaction of the closing conditions to the Business Combination, and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of ARKO Corp., Haymaker, Arko and GPM, and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements with respect to the Business Combination, (2) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination, including due to failure to obtain approval of the stockholders of Haymaker and Arko or other conditions to closing; (4) the impact of the COVID-19 pandemic on (x) the parties’ ability to consummate the Business Combination and (y) the business of Arko and the combined company; (5) the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; (6) the inability to obtain or maintain the listing of ARKO Corp.’s common stock on Nasdaq following the Business Combination; (7) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (8) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (9) costs related to the Business Combination; (10) changes in applicable laws or regulations; (11) the demand for Arko’s and the combined company’s services together with the possibility that Arko or the combined company may be adversely affected by other economic, business, and/or competitive factors; (12) the number of shares submitted for redemption by Haymaker’s stockholders in connection with the stockholder meeting to approve the Business Combination; (13) risks and uncertainties related to Arko’s business, including, but not limited to, changes in fuel prices, the impact of competition, environmental risks, restrictions on the sale of alcohol, cigarettes and other smoking products and increases in their prices, dependency on suppliers, increases in fuel efficiency and demand for alternative fuels for electric vehicles, failure by independent outsider operators to meet their obligations, acquisition and integration risks, and currency exchange and interest rates risks; (14) failure to realize the expected benefits of the acquisition of Empire; (15) failure to promptly and effectively integrate Empire’s business; (16) the potential for unknown or inestimable liabilities related to the Empire business; and (17) other risks and uncertainties included in (x) the “Risk Factors” section of the Haymaker proxy statement/prospectus and (y) other documents filed or to be filed with the SEC by Haymaker and with the ISA by Arko. The foregoing list of factors is not exclusive. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. ARKO Corp., Haymaker, Arko, and GPM do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

99.1	Transcript of webinar hosted by SPACInsider and ICR Inc., dated November 18, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 18, 2020

HAYMAKER ACQUISITION CORP. II

By:	/s/ Christopher Bradley
Name:	Christopher Bradley
Title:	Chief Financial Officer

Exhibit 99.1

Arko GPM and Haymaker Acquisition Corp. II SPAC Insider ICR Webinar

Thursday, November 12th, 2020, 2:00 PM Eastern

CORPORATE PARTICIPANTS

Arie Kotler - Chief Executive Officer of Arko and GPM

Don Bassell - Chief Financial Officer of GPM

Andy Heyer - President of Haymaker Acquisition Corp. II

Nicholas Alan Clayton - SPACInsider

PRESENTATION

Operator

Good afternoon and thanks everyone for joining today’s Investor Presentation and Live Q&A Session with the executive management teams from both Haymaker Acquisition Corp. II, Arko Holdings and GPM Investments. Presenting today will be the CEO of Arko Holdings, and GPM Investments, Arie Kotler along with GPM CFO, Don Bassell. Additionally, Andy Heyer, President of Haymaker and Acquisition Corporation II will be answering questions as well. To start, our teams will be giving a brief presentation overview of the attendant combination which will be followed by a live Q&A session. Please note that participants can submit questions directly to the panel at any time, via the Q&A icon found hovering—by hovering your mouse over the Q&A icon at the bottom of your screen. And with that being said, I’d now like to turn it over to Andy Heyer, to begin the presentation.

Andy Heyer

Thank you very much. Thank you all for joining us today, I’d like to briefly introduce myself and have the team, the Arko team introduce themselves. As you can see on the right from my bio, I’ve been on Wall Street for about 40 years both in investment banking and in private equity. My brother, who’s my partner has a long career in corporate America, having run four major public companies including as President of Coca-Cola and CEO of Starwood Hotels. This is our second SPAC transaction, many of you may be aware of OneSpaWorld, which we completed in 2019, which was a highly successful SPAC transaction and we’re equally excited about Arko. I’m gonna let Arie and Don introduce themselves now.

Arie Kotler

Thank you very much Andy, I’ll let Don Bassell, our CFO introduce himself first.

Don Bassell

Thanks, Arie, and good afternoon. My name is Don Bassell, I’ve served as CFO of Arko since April 2014. I previously was in this role from 2004 to 2010 and in the interim, I became the CFO of Mid-Atlantic convenience stores, which was a Catterton backed investment. We were able to successfully sell the business to Sunoco 18 months ahead of the investment thesis. In the interim, Arie contacted me and told me about what his plans were, I was happy to rejoin the organization. Prior to that I spent the majority of my career working for major oil companies in a variety of roles throughout all parts (INAUDIBLE) an integrated oil company with a heavy emphasis on convenience retailing. I’m a CPA and a graduate of Duke University.

Arie Kotler

Thank you, Don. My name is Arie Kotler, and I’m the company CEO since I bought the control of the company in 2011, and with the idea of course, becoming an industry consolidator and have 18 acquisitions under our belt. I have 15-year experience in running public companies and I have experience in international and financial markets as Israel, Germany and the U. S., and I’m involved 24/7 in the company. And of course, fully involved with the growth of the company. Andy? Back to you.

Andy Heyer

Let me give a brief overview of the transaction and the company. If you turn to the next page, these are the reasons we really fell in love with Arko. The convenience store sector is a highly attractive and highly fragmented industry, and Arko has become a leader, we’ll explain exactly how and why in a few seconds. This is an essential retailer, the company has thrived under COVID, but more importantly, or as importantly, Arko has a very differentiated strategy which we’ll tell you about, involving purchasing regional brands, and keeping their names, and their legacy histories.

Arko GPM and Haymaker Acquisition Corp. II

Thursday, November 12, 2020, 2:00 PM Eastern

The company has a demonstrated history of very high ROI growth, as both an acquirer and to be soon a renovator of many of the stores that they’ve purchased, which is what point four is there, there’s significant embedded growth in the existing store base. Having done one SPAC before, we also found it extremely valuable to merge with a company that has previous public company experience, because they understand shareholder alignment. And in this case, shareholder alignment is quite significant, in that the existing shareholder’s three big institutions are rolling 100% of their ownership into the deal, and Arie and his partner are rolling 90%, so there’s very little cash going out the door and there’s a low minimum cash. If you turn to the next page, I can give you a brief overview of the transaction, it’s about a $2 billion dollar transaction which equates to about nine times EBITDA.

If you look at the two comps, Casey’s and Couche-Tard, they trade at significantly higher multiples. This is a low leverage transaction, and so between the low leverage and the substantial cash on the balance sheet at closing, the company will be able to pursue its both acquisition and renovation plans without really any dilution, any time soon. If you flip to the next page, this gives you a little more background on that and you can see, there’s very significant cash on the balance sheet at closing, anywhere between $300 and $400 million dollars, depending upon whether any of the minority existing shareholders take cash, which they have a choice. To support the transaction and also to align our interests, the sponsor has elected to extinguish 1 million shares and defer 4 million shares until the share price reaches $13 or $15. Flipping ahead, you know, I mentioned some of this, but it’s worth reiterating a few things. This is the most active consolidator in the industry, and this is a very fragmented industry. I wasn’t are of it, but the top 10 players in the industry only have 20% of the national market. There are literally hundreds of 30 to 200 store chains that are fodder for acquisition. The company focusing on these smaller markets which are less competitive, is a differentiated strategy as is its recent acquisition of Empire, which is a wholesale distributor of fuel as well as a retailer.

The beauty of this is that, we call it the “Sweet spot,” the company gets enormous economies of scale when it—and I mean immediate economies of scale when it overlays its cost structure on these smaller chains that had no—you know capability to do things like buy directly from either the big oil companies or from Coca-Cola, Frito-Lay, Mars, et cetera. And then as we said, the company has done 17 acquisitions over the last few—seven years or so, and now it can step back and remodel its existing stores and food service which was extremely higher margin and industry statistics would show you that the return on investment on renovations is very, very high. Next? And then lastly and I’ll stop here, these are three very significant sophisticated investors who have each elected to roll 100% of their holdings and this is very substantial money. They have all made quite a bit of profit, they’re not interested in taking the profit now, they see other profits coming. And so, they are all committed to this. The one last point that I wanna makes is, next Thursday at 1 p.m., Arko is scheduled to present at the Stephens Annual Investment Conference and in advance to that presentation, the company will file an updated investor presentation, providing a revised business and transaction update. So, we urge you all to take a look at that. It’ll be webcast live over the Internet and also can be accessed at HaymakerAcquisition.com. So now we’re gonna show you a quick video about the company.

(INAUDIBLE)

Arko GPM and Haymaker Acquisition Corp. II

Thursday, November 12, 2020, 2:00 PM Eastern

Arie Kotler

For some reason, the audio is not working.

Andy Heyer

Yes, excuse me, there’s no audio Kyle (PH), you’re going to have to start this over, I’m sorry.

(BEGIN VIDEOTAPE)

Arie Kotler

Arko continues to prosper in this convenience store industry because we offer convenience, that’s just part of what we do, it’s part of who we are. We are the seventh largest convenience store operator in the United States, growing through substantial amount of acquisition. My vision for the company was to build a national chain of convenience stores and fuel stations throughout the United States, with family community brands. Our successful differentiate (PH) between us and the competitors and our concentration is on secondary markets and focusing on our mom and pop stores. And of course, we keep the legacy of the family for many, many years.

Unknown Speaker

Arko operates 1,393 stores of that total, 1,266 are company operated. And the remaining 127 are wholesale. So, under our retail chain we offer a variety of products from cold and hot food services, beverages, groceries, cigarettes, other tobacco products, beer. On the wholesale side, we sell fuel to independent dealers, so it’s a pretty steady income business for us.

Unknown Speaker

Our overall fuel strategy is to preserve our budgeted gallons while maximizing profitability. And we do that by setting a store specific pricing strategy that focuses on local competition.

Arie Kotler

The convenience store industry, it’s a fragmented market with over 150,000 convenience stores throughout the United States. Ten of the largest operators are operating 20% of the industry.

Unknown Speaker

Since 2013, we’ve done 17 acquisitions, with one more big one pending, but our biggest pending for early October. We have learned a lot from them, I mean we’ve done them as small as four stores, we’ve done as many as over 260 stores. But traditionally with the smaller chains, we integrate them, we put them on all our platforms so from day one they open up as part of us.

Arie Kotler

Our strategy is to find the right acquisitions and the right footprint for the right price, by being disciplined in our due diligence and evaluation process. We’re evaluating each asset, understanding their value in the areas and communities they are in, to make sure that these brands are doing to fit our family.

Unknown Speaker

We’re acquiring a company called Empire, which is one of the nation’s largest fuel suppliers, so merging together that wholesale network with Arko’s retail network and the additional fuel volume will allow us to more efficiently supply our locations and to develop stronger relationships with fuel suppliers. Additionally, we’ll increase our acquisition range geographically. Post-acquisition we’ll have 1,349 retail locations, 1,585 wholesale locations across 33 states.

Arko GPM and Haymaker Acquisition Corp. II

Thursday, November 12, 2020, 2:00 PM Eastern

Unknown Speaker

The convenience store market is a recession resilient industry and always has been, even during COVID and even going back to 2008 to the Great Recession, the convenience store industry grew at a time when most companies were going down.

Unknown Speaker

The in-store experience is a very important piece of the overall value equation and a clear piece of our go-forward strategy. We’re taking several steps to revamp the in-store experience. The first thing that we did here at Arko is studied our consumers, our competition, and met with our supplier partners to gain their consumer insights and industry perspectives. We hired GSP retail services to help us with the store interior and exterior design. And I’m really happy to report that we have a new prototype store that we are getting ready to execute in Richmond, Virginia. The store will have new lighting, new floors, new restrooms, new ceilings, a beer keg, new food and beverage equipment and a new checkout design. These changes and others should improve the overall customers experience and more importantly, improve the productivity by meeting our internal sales, gross profit and return on investment metrics. In the select instances where we have remodeled the entire store or executed a complete raise and rebuild, we have been very happy with our returns.

Unknown Speaker

Product assortment is critical, we work closely with our space planning team to design the right planogram for our customers. We think about what products go on what shelf and how the customers shops. Consumer shopping behaviors change as well as trends. We work hard to be nimble and respond quickly to give us an advantage over our competition and stay relevant.

Unknown Speaker

We have a lot of exciting initiatives on the horizon. One example is our new customer relationship marketing program, nurturing relationships creates loyalty.

Arie Kotler

What excites me the most about Arko future is that we have plenty of room to grow with this fragmented industry, given our background and history, building such a large company in the United States, this is really the American dream come true and we are just getting started.

(END VIDEOTAPE)

Arie Kotler

Thank you, Kyle. We’re gonna start to run through this presentation, I’m gonna touch a few pages over here, just to make sure we have enough time for question and answers. So, let’s move to page number 12, please. Just a little bit about who we are. So, after growing our store count by 4.4 times over the past seven years, of course the company is an industry leader. We are the seventh largest convenience stores operator in the country, and we have planned of course to move into the top four or fifth basically in the next coming years. And (INAUDIBLE) the company has tremendous ability to roll out new products, marketing programs, address emerging opportunities and of course, extract synergies from all of the companies and the assets that we acquired over the past seven years. Let’s move on, please.

Arko GPM and Haymaker Acquisition Corp. II

Thursday, November 12, 2020, 2:00 PM Eastern

I’ll move quickly to the next page, speaking a little bit about our gross strategy over here. So, we are the most active consolidator in the industry and our plan is to continue acquiring C store chains at a rapid pace. Historically, if you’re going back you see that we actually completed two to three acquisition per year and our plan is to continue at the same pace. In parallel to that, we are in the early stages as you saw in the video, of a complementary strategy to reinvest money in the stores that we have acquired over the past seven years with the idea of course of optimizing their performance, to the specific market which they compete. In addition, to that, our busines strategically evolved with the addition of Empire, our business right now with the addition of Empire, it’s more stable and benefits from a greater purchasing power, given our size. We’ll go to—let’s continue to page number 17. So, as Andy mentioned at the beginning, 17 please, as Andy mentioned in the beginning—you know the way we measure our business it’s really all about return on investment.

So over the past seven years, we avoided bidding wars by paying fair prices and we tried to focus sellers on intangible aspects of the deal such as retention of their employees, preservation of their brand, and the family legacy of course—you know most of our—the chain that we bought are actually family chains. And in some cases, we also let the seller unto the real estate. We perform significant due diligence upfront; we have an M&A team that that’s what they’re doing. And by doing and providing basically and conducting heavy due diligence upfront, we’re trying to avoid mispricing assets. Our average purchase multiple is 6.6 times which reflect of course, significant discipline in an industry that is generating double-digit multiples. Post-transaction we work really, really hard to integrate the assets efficiently, and of course, extract synergies. Our first-year return on equity were 38.2% over that period, so it’s less than three multiple, basically. I’ll jump directly to page number 23, please.

So, as you can see, we drive our profitability from three sources. The first one of course, we are in the fuel business, second one we are a retailer of convenience and grocery items as well as food business, and just for everybody’s benefit we concentrate on secondary market, market that got very little competition and out of small towns. And because of that of course, the correlation between stop for fuel and in-store visit is very, very minimal. Looking forward, as we mentioned—you know we added Empire to basically to our platform and at the moment, besides the retail business, we are also supplying fuel to 1,500 mom and pop locations throughout the U. S. This acquisition of course, as I mentioned provides further stability to our cashflow and in addition to some other benefits which I’ll elaborate on the next page, please?

So, our fuel value is actually doubling, because of that. We went from 1 billion gallons, to over 2.1, 2.2. billion gallons which of course, provides us a large EBITDA upside with a better purchasing power. In addition to supplying to the independent gas station, Empire derives a significant amount of its EBITDA from the retail C store operation, there are around 85 C store operations, which of course we integrated into our platform immediately at closing. We purchased Empire with a $47.2 million-dollar EBITDA and with all of the synergies and everything that we are doing right now, integration them into our platform, we are expecting to generate $63.4 million dollars. In addition to all of that of course, I just wanna point to one more thing. We are not taking any commodity risk, our business basically, we don’t carry inventory. The inventory that we carry, it’s inventory that we are purchasing in the morning and driving of course and delivering this inventory into the tank within the stores. So, we don’t swap, we don’t buy any basically—take any position in the market. I mean we take no commodity risk in any way, shape or from. I will let Don continue from here and just cover some of the financial pages over here.

Arko GPM and Haymaker Acquisition Corp. II

Thursday, November 12, 2020, 2:00 PM Eastern

Don Bassell

Okay, thanks Arie. Let’s flip over to page 27 if we could, please? Okay, so first Q32 we put out an estimate of adjusted EBITDA between a range of $137 to $139 million of which we will clearly be near the top of that rage. Roughly 94% of our full year projection through September which our initial projection was 145 to 150, if you exclude the extraordinary bonuses that we paid due to performance we would be at the 143 to 145. As Andy mentioned we will be updating the presentation, will be filing it next week. A strong part of that with addition to fuel gross margins, which I’ll talk about in a second, is you can see that during COVID, we only went down 3.1% at most during March when the lockdowns happened. And because we were quick to market with products like hand sanitizer and also masks, but also getting the packaging the consumer wanted, we had some tremendous gains during the summer. We expected this to tail off when the stimulus checks stopped, where we went down to 3%, but we have been climbing since then back over 4% and that pattern continues going forward. Let’s move forward please to slide 28. So, we give you just a quick bridge from ‘19 to ‘20 on our initial 150. As Arie said, we do about two to three acquisitions a year, the $11 million is just a—the impact of those acquisitions in this year that we closed last year. The biggest thing that we look at is what I’ll call the “COVID bump,” obviously fuel volumes got hit because people are driving less but we saw something pretty unique.

Obviously, people made a lot margin when the fuel costs went down, but you know in my career in this business over 35 years, what I haven’t seen is that our margin has stayed strong. So even as costs have increased and gone up, competitors are much more flexible on the price side. A large part of that is due to the fact that a large part of our competitors are very dependent on food service. We do have over 14% of our margin dependent on—inside of the store on food service, but we’re not as heavily dependent. It’s a direction we wanna go. So, a lot of competition which does have the big sites and heavy food service volume does have to make up for that lost profitability. So, we do a correction for that when we look at ’21. We also had that strong growth due to the same store sales and finally we got the benefit of lower fuel prices, almost $11 million dollars in credit card fees. Let’s move forward to slide 29 if we could, just to take you forward in our bridge going from ’20 to ’21.

So, in the organic profile, let’s start there first, we did a $32 million dollars correction again, for what we call the “COVID bump.” And what we did, because we did this back in July when we didn’t know what COVID was going to do, we said “Okay let’s come back to normal volume at normal margins.” So, we took ‘18, which is a pretty normal year, added about four basis points, ‘cause that’s typically what we’re picking up. Obviously, that’s changing and we’re looking at that and analyzing it, but we took the approach to say, “If everything just normalizes out, in a normal fuel environment again, we’re taking that reduction down.” You also see the approximatively $8 million dollar hit in credit cards, as we see volume increasing and also fuel prices increasing. The other piece of this, if you look outside of the organic piece of it, we have the biggest part is due to acquisitions. Now if you look at the first two bars, that represents the Empire acquisition with the actual EBITDA plus the synergies, and then you had $27 million dollars in fill-in, wholesale and retail acquisitions.

And unlike what we have done in the past, where it’s mainly been retail, we now have this wholesale segment, which is large, which can go out and just sign up fuel business, at less than a four multiple, so we don’t actually have to acquire a company to grow that segment. So that represents both pieces. And if you look at what we’re putting on the remodel, that’s only looking at 10 remodels next year, putting in a run rate of $2 million dollars. One thing to note is, as we project our fill-in acquisitions that’s run rate obviously, because we don’t know when those acquisitions will happen during the year. So, with that, I’m gonna turn it over to Andy for a final comment.

Arko GPM and Haymaker Acquisition Corp. II

Thursday, November 12, 2020, 2:00 PM Eastern

Andy Heyer

Yeah, if we just flip ahead, please. One more. So, before we open it up to Q&A, I just wanted to point out the publicly traded peer analysis that you see here. As I mentioned Casey’s and Couche-Tard with own Circle K traded substantially higher multiples. In fact, if you look at Casey’s and in the last week, the stock’s gone through the roof and which just makes our transaction that much more attractive. This is a little bit dated in that regard. We have a low leverage for growth, we have tremendous cash on the balance sheet at closing, which will enable us to implement the business plan you just heard about without any significant dilution or any dilution really, anytime soon. And if you flip just to the last thing, I do want to point out, recently, if you don’t follow the industry, 7-Eleven which is number one purchased Speedway, at close to 14 times. As Arie pointed out, we’ve been buying things in the six, seven area, owning them essentially at two or three times and then trading in the market hopefully at 10 or 11 times. So, it’s an amazing double arbitrage, which portends very good things from the stock, over time.

So, I do wanna just before we open it up for questions and answers, in case people joined late, I do wanna just reiterate that we are doing this presentation at the Stephens Annual Investment Conference next Thursday at 1 o’clock. The company will update its presentation with revised fiscal 2020 outlook, broader business outlook and a significant transaction update. And that presentation will be webcast live over the Internet and can be accessed at HaymakerAcquisition.com. So, with that, I’ll turn it back for questions.

QUESTION AND ANSWER

Nicholas Alan Clayton

Alright, great thank you very much, all three of you. So, I am Nicholas Clayton, a writer and analyst with SPACInsider, I’ll be handling the Q&A portion of the presentation. And I just wanna remind all of our viewers that you can submit questions directly to the panel by clicking the Q&A button at the bottom of your screen, we’ll get them there. And just to start off, you mentioned how acquisitions played such a strong role in this strategy moving forward, and how fragmented everything is, with at least 72% of the C store market occupied by players with 50 or fewer stores. Is that sort of your sweet spot, and from an acquisition standpoint and how does geography play into that as well?

Arie Kotler

Sure, so we don’t have a sweet spot, we’re looking on everything as you can imagine. I mean we are a very big player in the marketplace. Of course, we are concentrating on family businesses, of course, the 50 stores and less are of course chains that are very attractive to us given our size and given that we are operating in 33 states right now and of course, given the economy of scale. But we will participate in a 1,000-store acquisition and we can actually purchase a one store and a two-store acquisition. So, we’re basically going after everything. But of course, the secondary markets and the small town with less competition, as I call them “Real America” of course, those are really our sweet spots.

Nicholas Alan Clayton

Right and we do have a question here in the feed, and that is “Do you intend to make a pipe to ensure the merger” I believe they’re asking just simply if there’s any plans or interest in adding the additional financing to the deal?

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Andy Heyer

Arie, I could take that, if you want?

Arie Kotler

Sure.

Andy Heyer

Yeah, I mean I guess it’s important to note that the ongoing participation of Davidson Kempner Harvest and Ares is essentially the same thing as a pipe. We’re starting this with a very substantial ownership, by substantial institutions who are validating the deal. There really is—if you look at that balance sheet, or sources and uses I showed you, there really is no need for the pipe from a cash point of view. The company ought to close with $300 or $400 million of cash on the balance sheet, depending as I mentioned, how much is redeemed by either SPAC holders or how many Israeli shareholders take cash rather than stock. Having said that, I’ve alluded to this conference call that’s happening next week, and I do urge you to listen to it. We have a high degree of confidence this transaction is going to close.

Nicholas Alan Clayton

Great. And we have a few more questions here, one is, “Is installing electric vehicle charging stations at your locations a part of your current or future strategy and is that something you perceive as a threat at all, due to your skew to rural locations?

Arie Kotler

I’ll start from the back; we don’t see it as threat at all. In the market we do business as I said to everybody, we are in real America and the infrastructure is probably from the 70s, some areas don’t have cell service, some areas have a lack of electricity within the market that they of course, operate. However, I can tell you that in some of the markets, Richmond, Virginia for example, we are looking into installing some electric vehicle chargers. We don’t have a lot of markets that really got the electric vehicle, very, very little. Remember, we are not in California, we are not in metros, we are really in small towns that electric vehicles are not available. But of course, we are always looking with that, I don’t see that as any threat any time soon in those markets that we are operating.

Nicholas Alan Clayton

Okay, great. And another one is, “Moving forward, are you looking to grow the number of dealers in the wholesale business, would you be open to making further acquisitions on the wholesale side of the industry?”

Arie Kotler

Absolutely, absolutely. So, Empire opened a big opportunity for us, given that they’re one of the largest wholesalers in the industry, in the market. As Andy mentioned earlier, and you guys saw in the presentation, there are 98,000 convenience stores that 98%—90,000 I’m sorry, of them are actually mom and pop. People that own anywhere between one store to five stores. Those guys cannot buy directly from basically from the oil company given their size. So, in terms of opportunity we have over 90,000 opportunities over there, just within the business. And this is basically what Empire is doing on a daily basis. I mean, on a daily basis, we are actually either renewing contract with current basically stations, or we are actually going after new business, I mean, this is what we’re doing.

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Nicholas Alan Clayton

Great. And so next up we have a questioner, asked “That given that there’s going to be an updated investor prestation next week, perhaps a question for Andy, is there any update in terms of the timeline, in terms of when you expect the transaction to close?”

Andy Heyer

Yeah, nothing’s changed in that regard. We expect the transaction to close sometime in December. The proxy has been cleared by the SEC, and the vote should occur in early December.

Nicholas Alan Clayton

Okay great. And yet another electric vehicle question, SPACs and electric vehicle go together and I’m sure there’s a lot of interest there, and just to that point, you mentioned that just given the real footprint it’s not necessarily a market share threat in terms of industrial or internal combustion vehicles versus electric vehicles, but just I guess on the longer-term horizon, the questioner asks, :”How will you transition the business over the next decade or two, towards electric vehicles and being a part of the business?”

Arie Kotler

Yes, okay. So first of all I just wanna remind everybody and I think I said that earlier, that there is very little correlation, especially in the market we do business, remember we are not on the 95 Highway, we are not on turnpike. I mean we’re sitting in small towns. So, as I mentioned the correlation between fuel and retail and the C store business is very, very minimal. In the areas we do business in most of those stores people are actually coming to the store, we have a grocery store, we have a food—basically in the food business and this is actually what drives our customers. So, from a business standpoint, people are actually coming to those stores to buy grocery. And as you guys remember, 70% of the revenue may come from fuel but 70% of the profitability comes from the inside sales. As you mentioned earlier and as I mentioned is as EV will grow, and if we see that there is exploration of EV in some of the markets we do business, we’re just gonna turn those stores and just put EV chargers in those stores. I mean, this is something that we can do very, very easily. Again, I don’t see this thing happen anytime soon, but to the extent it will happen we know how to reconfigure our business basically, this is not an issue for us.

Don Bassell

Yeah, Arie, I just wanna add one thing on what you said too, you know, having watched the evolution of this business for several years, what we do offer is convenience, and we’ve evolved several times, I mean back many, many years ago the convenience store concept where people would eat a convenience store was foreign back in the late ‘80s, ‘90s. We’ve evolved into a fast feeder now. We do offer convenience, we are on the best corners, we’re on the going home side after the light, I’ve always said “If we’re gonna put electric charger we’re gonna make sure there’s a big restaurant right there so people have something to do while they’re charging their car.“ So again, we’re in the business of offering convenience to customers. And where the EV opportunities come up, obviously they’ll come up, but we’re also gonna reconfigure that site to make sure we can make other profit while that customer is charging their car.

Arie Kotler

Yeah, just for everybody’s benefit before we finish on this topic, we show you a very small—some pictures in the video, regarding to our I’ll call it “Our prototype, or our new evolution store.” Next week, Thursday in the conference, we’re actually going to present a much basically large information about the prototype and about how we’re actually coming to market in terms of food

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service and in terms of frozen food for example, and all of the initiatives that we’re doing right now with of course, the change of behavior given COVID. That’s going to be presented next week as well in our conference.

Nicholas Alan Clayton

Great. And we have a few more questions about the acquisition strategy. One is, “Has your acquisition strategy been historically (INAUDIBLE) underperforming assets, or high performing or is it a mix, how do you approach that side of it?”

Arie Kotler

You know, we don’t buy underperforming or high performing, we’re basically buying businesses. Most of the businesses that we bought over the last seven years—you know we did 18 acquisitions, the majority of them came from either secondary generation, third generation and fourth generation. What we actually see when we buy those assets, we buy those assets based on cashflow. So, when we buy those assets based on cashflow, immediately at closing or after closing, we are able to capture the synergy, just given our size. I mean there is no question when you buy five stores in a market and I think you saw it in the presentation, when you buy five stores in market, I mean those guys cannot buy directly from the wholesalers or from Coca-Cola or from Frito-Lay and things like that. So immediately, you’re capturing the margin because of those basically—because of the size of those companies. As a matter of fact, the more years this basically changes in the market, I think it’s a lot of opportunities for us because we are bringing new life, new program, new marketing initiatives to all of those stores. Just for everybody’s benefit, I mean we did 18 acquisition as we mentioned, a lot of small chain and mid-sized chain but overall—you know we are working with one platform, one basically Fas REWARDS, as a matter of fact, actually we announced today we just launched Fas REWARDS II, and this is going across the entire chain. So, we bring everybody together under basically one roof and we just make them better. I mean, that’s what I can tell you.

Nicholas Alan Clayton

Right and another question we have here is, “Some of the larger players, 7-Eleven, Couche-Tard and others have grown rapidly through acquisitions and is this something that we expect the whole industry to continue doing, moving forward? And how do you differ from some of those strategies we see from some of the existing players?”

Arie Kotler

Yeah, so yes, I think this is my personal opinion, I think the industry is gonna continue to consolidate very, very heavily. You just mentioned 7-Eleven buying Speedway number 3, 14 multiple as you can imagine, we don’t pay those—we don’t play, and we don’t pay basically those prices. We just never had to do that, given that there is so much opportunities and so many inventories available. And I think what differentiates us from them, is that we are looking on small chain. We are looking on 20 store chain, 50 store chain, I think some of those guys, given the size of the acquisition they’re going after, they’re not looking after them. The other thing that differs us from the others is that in most of those cases, we buy chains that got brand equity. We don’t change the brand. And you would be amazed how many times people that sell their business—you know a company that operated for 40 years with a local brand and I’ll give an example, Easy Mart, we bought Easy Mart two years ago. Everybody competed on this market, this is in Texas, Arkansas, Oklahoma, all of the big players play over there.

When we actually approached them and told them that we are planning to keep their father’s legacy that stared 40 years ago and he passed away, this was one of the things that really, really intrigued them, given that we are in multi-brand chain versus just the one chain. We also

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kept their employees. We are as I said, we are more open and to be creative when it comes to basically to structure a transaction probably versus the others. I mean in many, many cases we try to structure a transaction that will benefit us of course but will benefit the seller from a tax standpoint. Remember in many, many cases those acquisition that we’re doing, their tax base is almost zero, given they owned the business for almost 40 years. So, I think we are more open minded versus the others and I think that’s the reason we were so successful doing an acquisition in a multiple of 6.6, that was actually the average. And by the time we synergize them we end up around three times.

Nicholas Alan Clayton

Great. And another question here is, “Are you beginning to see any less integration in supply chains broadly across the industry, and does that have the potential to improve fuel margins or economics for a business like yours, as you scale?”

Arie Kotler

You know, I don’t see anything changing, however of course size matters. We all know that size matters. And that‘s the reason that I kept talking when we did the Empire acquisition, we basically are trying to explain to the market, it’s not only the acquisition, it’s also the size. So, we doubled for 1.1 billion gallon to 2.1, 2.2 billion gallon. If you’re really looking in the presentation given our history—you know over the past seven years with all the acquisitions, every time we doubled the size of the company we were able to improve margin, especially on the fuel margin. And this is—in the presentation and our projections over here, we don’t have any projection for basically economy of scale when it comes to fuel. But as you guys can imagine, this is something we anticipate and moving forward. And as I said, we just closed on this acquisition last month, so this is something that we will of course, concentrate and go after moving forward.

Nicholas Alan Clayton

And here’s another one, “Are there any procurement strategies still left on the table, when operating several local banners, as opposed to operating one consolidated logo?”

Arie Kotler

First of all, all of the procurement environmental, all of the things that we’re actually doing across the entire chain, are operating under one platform. So, everything is being synergized through our headquarters in Richmond, Virginia. We take advantage from a procurement standpoint, from actually, any supply chain standpoint even though we’re working with different brands. I just wanna remind everybody, the only thing that is different is that when you drive in an Easy Mart in Texarkana in Arkansas and Oklahoma, you might see the Easy Mart brand but in terms of product, most of the product across the entire chain all the program across the entire chain are the same. As I said, Fas REWARDS across the entire chain is the same, so everything is the same. The only thing that’s different is the outside brand that people drive and see, and the reason for that as I keep telling everybody, the chances of someone from Richmond Virginia visiting Texarkana, I think you have a better chance flying to Japan before he’s gonna fly to Texarkana. I mean people in the U. S. are not traveling, other than going to Orlando for Disney or maybe Myrtle Beach, which is a very big destination for basically for tourism. Other than that, people are not really travelling between states. And I think that’s probably the only reason that we’re keeping those brands, because those brands got a lot of equity. I mean, everybody knows those brands for many years, and we don’t wanna make the change, there is no reason for that.

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Andy Heyer

Yeah, I think just to add to that point, you know, it’s hard and I don’t know where everybody is, but if you’re sitting in a big city, you don’t think of the C store in your town as essentially being the local grocery store. But we are the local grocery store in many, many towns. And that’s why purchasing fuel and going to the store are actually not corelated.

Arie Kotler

And just to add one more point on this and just to explain to you guys how big is the opportunity, you know given COVID started, we see across the entire country right now, we see that people are not going into the convenience stores to buy a sandwich that is actually you stand in front of the guy and make the sandwich, people are moving towards things that are pre-made, people are moving towards frozen food, for example. I can tell you that our frozen food business within our stores are actually up over 30%. And because of that, we are rolling right now 800 freezers into our stores. And the reason for that is because we are the grocery store in town, and I think the is the one thing that you guys need to take into account over here.

Nicholas Alan Clayton

Yeah, and to bring the discussion a little bit back to valuation, as there have been some mention of some of the other competitors out there, I just wanted to ask Andy, given some of—the big Speedway deal that was this year and the fact that you were able to approach Arko before it completed its transaction with Empire, how did timing and the market play into the valuation discussion this year?

Andy Heyer

I’m sorry could you repeat the last sentence, you went out?

Nicholas Alan Clayton

I’m sorry, how did timing play into your approach and how the value looked given where things were this year?

Andy Heyer

Well look I mean you know, COVID threw a monkey wrench in a lot of things and we were in the midst of negotiating or pursuing a variety of transactions in late last year, into early this year that were pretty severely affected by COVID. When we were introduced to Arie and saw the essential nature of convenience stores, and the way he operates, the way the guys operate the company, we got pretty excited about this being the right environment for that kind of deal. This is a dynamic industry, I mean you don’t think of C stores as dynamic, but there are literally hundreds of acquisitions to be done here. It’s one of the few remaining unconsolidated industries and these guys are the proven leader in acquiring these things at fair prices but creating them at much lower prices. So, we didn’t know obviously that Speedway was gonna go for 14 times, but we can look at Casey’s which has been a growth company for a number of year as well as Couche-Tard, which is obviously a much bigger company, but Casey’s was a very strong comp of where we think this can go over time.

Nicholas Alan Clayton

Great. And—

Arie Kotler

—With that I would like just to comment for a second because I think Andy said all the right things, but I think he missed only one thing that he didn’t mention over there. We are not for

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sale, we were not for sale, and I told Andy from day one and I think that’s what actually also intrigued Andy when we met, we are—given that Arko Holdings basically controls 68% of the company and Arko Holdings is trading in Tel-Aviv and all of the assets are U. S. assets and given our size, and given that there is very little liquidity in the Israeli market when it comes to our business, we actually saw that as an opportunity, A) we are not selling. I mean as you see all of our institutional investors doubled their investment, quadrupled their investment, have decided to stay in the company because they see the potential in our growth and in our basically—in our company performance. And of course, given COVID, you guys also see what is happening over here. I mean, we are resilient, we are in a business that is not being impacted, as a matter of fact, we take the opportunity because we are an essential business. I’m not selling, I’m actually seeing this as an opportunity to move from a market that have less liquidity to a market that have a lot of liquidity, a lot of players, all of the assets are the U. S.. And as I said, we double the size of the company twice already since institutional investors and my goal is to actually double the size of the company again. And that’s the reason, I’m here to stay, I’m taking the majority of that basically in stock, and my plan is to continue to grow through those acquisitions which are plenty over here.

Andy Heyer

I would also add another ancillary benefit, we haven’t really talked about is that by creating a viable U. S. currency, the acquisitions become that much easier because we can offer cash or stock or a combination to people who may also not wanna get cashed out entirely and may wanna jump on board so-to-speak, and enjoy the future growth.

Don Bassell

Yeah, I just wanna add one more thing though and I think it’s important, is that our growth strategy is not just acquisitions. I mean we’ve built scale; I think in the deck you can see we have a roughly a $72 million dollar opportunity just by investing in our own backyard. And not that we haven’t—that we’ve done maintenance CapEx but we’ve spent all our capital on growth, that’s been the highest return for us. So we can grow through regional acquisitions, we can grow through investing our stores which we have plans to do and there will be more on that coming, we can also grow through future wholesale acquisitions too, and even from what we acquire. So, it’s not just a one trick way to grow the business, there are several ways to go.

Andy Heyer

Alright, you might wanna talk guys about the fact that it turned out to be a benefit that we were underdeveloped in food service, and where that’s going in the future, since it’s potentially the highest margin part of the business?

Don Bassell

Yeah, so I talked about this a little bit and the fact that only about 14% of our gross margin inside the store is from food service. And that is way under penetration to the industry and that’s been our plan all along. So, one of the advantages that we have and obviously, what I talked about before is, people have been more much flexible on the price sign because they’re looking at the total profitability of the site. So that has an advantage and we see that going forward for a while as COVID continues, but now we can also develop our new store platform in food service in a COVID and post-COVID environment where people are gonna feel safe. Because even if this pandemic is over, there’s still gonna be some reticence on consumer’s viewpoint. So, we don’t have to retool our stores, we can take what we have and roll out light touch type of equipment for people. So, this is always an opportunity for us, but we get to do it more in an environment where we can see what—do it in an environment that now exists today.

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Nicholas Alan Clayton

Great and to some of those points, another question we have here is “What will your capital allocation strategy be given that you have significant (PH) cash and balance sheet and at close as well as free cashflow and what is your target leverage ratio?”

Arie Kotler

I’ll let our CFO answer that.

Don Bassell

Okay so we never wanna get above 2.5 times levered, I think out the gate we’re gonna be about 1.7. Both Arie and I like to sleep at night. We know we have to have leverage to grow and we will take that leverage. Like for example, if there is a great acquisition opportunity, we will move that leverage up, as long as we know we can move it down below 2.5 times. As far as capital allocation, when you have an acquisition strategy you’ve gotta look for opportunities and (INAUDIBLE) opportunities We are planning on doing the allocating capital to do our investment in our stores, that’s why we said it’s over a three-to-five year period. Again, we don’t know ho acquisitions are gonna come, but we’re gonna allocate capital as it comes. If a big acquisition opportunity comes, obviously that’s where capital’s gonna go. But we’re not gonna give up on our reinvestment of our stores, that’s gonna be—we’re always gonna allocated capital to make sure that happens. But there will be a lot of cash and there will be a lot of opportunity to do it. But obviously acquisitions will be the biggest piece of it, right away.

Arie Kotler

And I just wanna remind everybody that we’ve been carrying an availability of hundreds of millions of dollars through our GPM Petroleum or many, many years and we just didn’t pursue some of the acquisitions, only for the reason that we are disciplined. I mean return on investment is the most important thing for us. And this is something we are concentrating. Because we have a lot of cash and bonds it doesn’t mean that we need to go out and start to do crazy acquisitions and basically the return on investment will reduce. I mean you guys should anticipate that the return on investment that we showed up until now will continue moving forward. So that the plan over here.

Don Bassell

Yeah and I think that goes to the point when—as Arie was talking about, well what assets? I mean obviously we wanna make sure the assets are good and variable assets, but we’re really looking to make sure the return on investment is acceptable to us because—and as Arie said many times and I’ve known him for almost now about 16 or 17 years, he treats this as his money and most of it is his own money. So that’s the way he looks at it, and he’ll have significant investment in this company going forward. So, you get the advantage of being in a huge company but also get the advantage of treating it like an entrepreneur and moving forward.

Nicholas Alan Clayton

And so, you’ve discussed a bit about the food service aspect of the stores and how that’s changing and increasing. We have a question of “What are you ambition in terms of getting involved on the private label side?”

Arie Kotler

Yeah, private label is a big opportunity for us, as Don mentioned, we have many opportunities and many levers that we can pull, but private label is a big opportunity. You know, remember

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guys, we concentrated over the past seven years in growing the business and becoming very, very large, it’s all about economy of scale. Last year, last June, we hired a gentleman by the name Mike Bloom. Just for everybody’s benefit Mike Bloom used to be the CMO Chief Marketing and Merchandising Officer of CVS, almost 10,000 stores. He knows the business probably better than me. I mean, he understands private label very, very carefully. So, we hired Mike just last year, and this is one of the areas that he’s concentrating. We started the Fas REWARDS—you know loyalty was very, very important for us because we see that the customer engagement is very, very important over here. I mean, we see the difference between loyal customers to non-loyal customer, we see the different (IANUDIBLE). So that was the first thing that Mike concentrated. And as I said, earlier today it was announced that we actually upgraded our Fas REWARD program and we upgraded our loyalty. The next thing is actually investing in the stores and private label. Mike is concentrating on private label since we see huge opportunities in this arena and he played in this arena, I mean working for CVS for almost 17 years, he knows private labels very, very well. That’s another area for opportunity for us.

Nicholas Alan Clayton

And another here is, “Can you discuss the puts and takes for merchandise margins in 2021 at all?”

Arie Kotler

Sure, Don, I’ll let you jump on this one.

Don Bassell

Sure, I think some of the—we’re gonna see—obviously, we were hurt this year due to food service and what I mean by food service, I mean hot and cold dispense, including frozen, deli and we even have franchises we operate. So, what hurt our merchandise margin a little bit especially coming out of first quarter. So that margin is growing steadily. So we expect margin to increase, incrementally next year, because with COVID behind us, but we’ve also done a lot of things not only Mike, Mike has come in with almost a brand new team and he has renegotiated a lot of agreements that we had in place, he’s done reverse auctions to get lower costs. But we’ve also done, the biggest thing is the planograming team, we’ve got 14 people from merchandisers who’ve gone to the stores and we’re now doing our own planograming, we’ve been doing it for the last year, year-and-a-half. I mean we’re putting high margin items that move where they need to move and making sure, making the most efficient use of this space. So, I think we’ve already taken into account the downside of food service. I think we see a lot of the upside coming in, for higher margin higher demand products. But again, we’re not focused so much just on the merchandise margin percent, we’re focused on the dollar. We’re focused really on turning more items and getting more GP dollars. So, it’s really maximizing that out. But I think the downsides are far more less than the upsides for next year, especially given this unique year.

Arie Kotler

Yeah and I just wanna add something to it, remember guys when we actually issued the presentation first time was just around July, this is like the in the midst of COVID, when people didn’t really know where COVID is going. We’re in November right now, as Don mentioned earlier, we are less penetrated in food service, that’s probably on one end. On the other end, given that we are less penetrated and everybody else like the big guys and I don’t wanna mention names, all the good companies, public companies .coms, those guys are heavily rely on food service and given that food service is not coming back anytime soon, everybody see what is happening with second wave of the COVID right now, given that food service is not coming back anytime soon, everybody expand the margin outside the box.

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And this is something you see, I mean if you’re looking on the comps, you can see that they’re actually increasing their projection for fuel margin for next year. We didn’t touch anything yet, that’s the reason and we keep referring for next week for the conference next week, but we are going to publish next week our projection for 2020 and expand it of course. And as I said, you know we actually like the idea that people are relying on inside sales and inside margin and given that the competition has varied tremendously compared to us, they’re actually expanding the margin outside, which of course we take advantage of that. And I think you guys can come and see it next week when we present our guidance

Andy Heyer

Yeah, I mean, it’s sort of a statement of the obvious, but it’s basically just math. The company was a purchaser of over 2 billion gallons of fuel. So, a penny better on margin is a $20 million dollar EBITDA jump and our current projections are for next—they’re low compared to what everybody else is projecting, from a margin point of view.

Don Bassell

Right and again, I think some interesting things are happening in the market. I mean, obviously now we’ve got the real momentum going on inside the store and things that we’re doing to move with remodels, with private label, with loyalty, with all that. And again, we’ve had loyalty since 2018, this is much more enhanced loyalty program that engages to the actual associate to be involved with it too and rewards them. But some other things that are happening that I think as you look forward to the market, we’ve talked a lot about EV, but what we haven’t talked about is the fact that some significant things have happened. Number one, Speedway who was connected with the refiner Marathon, one of the last refiners to own retail is now out of the market, they’re by themselves they’re with 7-Eleven. As many of you know the refiners, the major oil companies divested their assets between 2007 and 2010 with 15-year supply agreements.

Those supply agreements end between 2022 and 2025. So, I think the market’s gonna be a little wild out there, I think there are gonna be a lot of refiners looking for end users for their product. So we like the proposition we’re in, both from a fuel perspective and from an insider perspective and one other thing too, just to give you an example, we’re very opportunistic and we don’t take a lot of time to make decisions. In Virginia, they gave a one-time opportunity to put gaming in. So, we jumped, we moved and hustled, and got it in 60 stores. The initial projections were about $3 million dollars a year for it, we’re gonna do well over $4 million a year just by putting gaming in our stores. And we hustled and got there. I think the only other chain in Virginia to do it was Circle K. But that was just an opportunity that was given to us and because we could move so fast, we got there and did it. But there’s always opportunities like that that we can move very fast to get to.

Nicholas Alan Clayton

Great, well we’ve reached the final minute of the presentation hour. And there was just one more question, I thought it would be fair, maybe just a quick run through or for quick thoughts on the other big event that’s sort of on everybody’s mind of course, is the election. And so, we did have a question of “Do you see a Biden presidency to have any type of a negative impact on fuel sales or profits?”

Arie Kotler

I was waiting for a question relating to election, I was waiting for that (INAUDIBLE) but you know, we’re not getting involved into election and things like this, we’re not politicians. But the

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of thing I can tell you, and I keep saying that all in the entire presentation, we are operating in mid-America. We are operating in America when we—actually our customers are as I call it, “The mid-income and the low-income customers.” Those customer always, if you’re looking back to Obama presidency and even with Biden agenda at least, you wanna make sure that those people have enough money basically in the bank right now, so they’re gonna continue to operate, they’re gonna continue to consume. Remember, we are operating in good days and in bad days. When things are good, people are smoking more, drinking more beer, alcohol and eating something sweet. When things are bad, people are smoking more, drinking more, and trying to get something sweet. So, this is not really something that should impact us in any way shape or form.

Nicholas Alan Clayton

Right, well we have—

Arie Kotler

—And I don’t think it’s going—I saw the rest of the question, I don’t think he’s going to turn America to an electric vehicle company, I don’t think this—

Nicholas Alan Clayton

—Yeah, no.—

Arie Kotler

—in this decade anytime soon, that’s for sure.

CONCLUSION

Nicholas Alan Clayton

Well great, well on that note, I just want to thank all three of you gentlemen for a very interesting hour and for a great presentation, and I wish you luck.

Arie Kotler

Thank you very much everybody. Okay.

Arko GPM and Haymaker Acquisition Corp. II

Thursday, November 12, 2020, 2:00 PM Eastern